Filed Pursuant to Rule 433

Dated May 17, 2021

Registration Statement Nos. 333-230334-01,
333-230334-02, 333-230334-03

Relating to Preliminary Prospectus Supplement dated May 17, 2021 and Prospectus dated March 15, 2019

CNH INDUSTRIAL CAPITAL LLC

$600,000,000 1.450% NOTES DUE 2026

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB-
Form:	SEC Registered
Principal Amount:	$600,000,000
Trade Date:	May 17, 2021
Settlement Date:	May 24, 2021 (T+5)
Maturity Date:	July 15, 2026
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022
Coupon:	1.450% per annum
Price to Public:	99.208% of the principal amount, plus accrued interest from May 24, 2021 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$595,248,000
Benchmark Treasury:	UST 0.750% due April 30, 2026
Spread to Benchmark Treasury:	+78 basis points
Benchmark Treasury Price and Yield:	99-19+; 0.831%
Yield to Maturity:	1.611%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.15% (15 basis points); par call one month prior to maturity
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AM6 / US12592BAM63
Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Intesa Sanpaolo S.p.A.

NatWest Markets Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: Deutsche Bank Securities Inc. at 1-800-503-4611 or by email at prospectus.CPDG@db.com; Goldman Sachs & Co. LLC at 1-866-471-2526 or by email at Prospectus-ny@ny.email.gs.com; Mizuho Securities USA LLC at 1-866-271-7403 or Wells Fargo Securities, LLC at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.